Elron Electronic Industries Ltd.
3 Azrieli Center, 42nd Floor
Tel Aviv, Israel 67023

                    September 12, 2007

[VIA EDGAR]

Mr. Morgan Youngwood
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-4561

RE:         Elron Electronic Industries Ltd.
Form 20-F for the fiscal year ended December 31, 2006
Filed on June 27, 2007
File No. 000-11456

Dear Mr. Youngwood:

Reference is made to the letter dated August 29, 2007 to Rinat Remler, Vice President and Chief Financial Officer of Elron Electronic Industries Ltd. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2006.

In accordance with the Staff’s conversations with John Bessonette of Kramer Levin Naftalis & Frankel LLP, the Company’s counsel, the Company will provide its response to the Staff by October 1, 2007.  The Company sought an extension to provide adequate time for coordinating with Israeli accounting firms in light of the local holiday schedule in Israel during September.

Should you have any questions regarding this letter, please do not hesitate to contact our counsel, Richard H. Gilden at (212) 715-9486 or John Bessonette at (212) 715-9182.

                Sincerely,

                                             /s/ Paul Weinberg
                                Paul Weinberg

cc:           Richard H. Gilden
John Bessonette